Exhibit 20
                         NYNEX CableComms Group PLC and

            NYNEX CableComms Group Inc. (together "NYNEX CableComms")



                Revenue for the three months ended 31 March 1997



NYNEX CableComms today announces unaudited total revenue for the three months ended 31 March 1997 of (pound)46.5 million. This is a 43 per cent increase in total revenue compared with the three months ended 31 March 1996 ((pound)32.5 million).



It is anticipated that the full first quarter unaudited operating statistics and financial results will be announced by mid-May.



For further information contact:
--------------------------------

NYNEX CableComms

Graham Robertson, Acting Chief Financial Officer                0181 873 5150

For media enquiries:

Allen Saunders, Executive Director - Corporate Communications   0181 873 5240

Square Mile Communications

Susan Ellis/Kevin Smith                                         0171 583 4567

Notes to Editors
NYNEX CableComms is one of the leading integrated providers of cable television and telecommunications services in the UK. It is licensed to provide these services in 16 franchise areas, covering approximately 2.7 million homes and approximately 153,000 businesses. NYNEX CableComms' franchise homes are equivalent to approximately 15% of the total homes in the UK for which franchises had been awarded at 31 December 1996. NYNEX CableComms has approximately 2.3 million equity homes, making it one of the largest multiple systems operators in the UK on the basis of the total number of equity homes in its franchise areas.